September 17, 2009

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Homeowners Choice, Inc.

Form 10-K for the Year Ended December 31, 2008

Form 10-Q for the Period Ended June 30, 2009

File No. 001-34126

Dear Mr. Rosenberg:

We are writing in response to your letter, dated September 9, 2009, in which you requested that we provide further discussion with respect to two items discussed in our Form 10-K for the year ended December 31, 2008 and one item discussed in our Form 10-Q for the six months ended June 30, 2009.

With respect to your request for revisions to our Form 10-K discussion relating to loss and loss adjustment expenses and, additionally, to our discussion relating to reinsurance (Form 10-K, Management’s Discussion and Analysis of Financial Condition and Results of Operations, “Critical Accounting Policies and Estimates”), we agree the added disclosures may be beneficial to readers of our Form 10-K especially as our policy volume grows and our losses and loss adjustment expenses and reinsurance costs increase correspondingly as they have in 2009. Thus, we propose to make the following changes to our future filings on Form 10-K to add information in the general formats that follow beginning with our Form 10-K for the year ending December 31, 2009:

With respect to Losses and Loss Adjustment Expenses, we would add:

“Our reported results, financial position and liquidity would be affected by likely changes in key assumptions that determine our net losses and loss adjustment expense reserves (“Reserves”). The table below summarizes the effect on net Reserves and equity in the event of reasonably likely changes in the variables considered in establishing our Reserves. The range of reasonably likely changes was established based on a review of changes in accident year development by line of business and applied to Reserves as a whole. The selected range of changes does not indicate what could be the potential best or worst case or likely scenarios:

Year Ended December 31, 2009
Change in Reserves, net of reinsurance	Adjusted Reserves, net of reinsurance	Percentage change in equity (1)
-10.0%	Xx,xxx	x.xx%
-7.5%	Xx,xxx	x.xx%
-5.0%	Xx,xxx	x.xx%
-2.5%	Xx,xxx	x.xx%
Base	Xx,xxx	—
2.5%	Xx,xxx	- x.xx%
5.0%	Xx,xxx	- x.xx%
7.5%	Xx,xxx	- x.xx%
10.0%	Xx,xxx	- x.xx%

(1)	Net of tax.”

United States Securities and Exchange Commission

September 17, 2009

With respect to Reinsurance, we would include:

“Reinsurance. In the normal course of business, we seek to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the reinsured policy. The estimates of such recoverable amounts are subject to estimation error as they are subject to the same uncertainties as reserves for losses and LAE. Additionally, estimates of reinsurance recoverables may prove uncollectible if the reinsurer is unable or unwilling to perform under the contract. We are selective with regard to our reinsurers, placing reinsurance with those reinsurers having strong financial strength ratings from A.M. Best, Standard & Poor’s, or a combination thereof, although the financial condition of a reinsurer may change based on market conditions. We perform credit reviews on our reinsurers, focusing on, among other things, financial condition, stability, trends and commitment to the reinsurance business. We may require assets in trust, letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdictions. It has not always been standard business practice to require security for balances due; therefore, certain balances are not collateralized. The ceding of insurance does not legally discharge the ceding company from its primary liability for the full amount of the policies, and the ceding company is required to pay the loss and bear collection risk if the reinsurer fails to meet its obligation under the reinsurance agreement. Therefore, we evaluate the balances due from reinsurance companies for collectibility, and when indicated, in management’s opinion, issues of collectibility exist, establish an allowance for doubtful accounts.

We also obtain a significant portion of our reinsurance through the Florida Hurricane Catastrophe Fund (“FHCF”) program. Therefore, in the event of a catastrophic loss, we may become dependent upon the FHCF’s ability to pay, which may, in turn, be dependent upon the FHCF’s ability to issue bonds in amounts that would be required to meet its reinsurance obligations in the event of such a catastrophic loss. There is no assurance that the FHCF will be able to do this.”

United States Securities and Exchange Commission

September 17, 2009

With respect to your request for a revised Management’s Discussion and Analysis to discuss the reasons for the significant increase in our reserve balance during the six months ended June 30, 2009 as compared to the prior years’ reserve (Form 10-Q, “Losses and Loss Adjustment Expenses,” page 20), we disclosed in our Form 10-Q the increase in our losses and loss expenses was primarily due to an increase in actual claims incurred, which is reflective of our policy volume increasing from 20,000 policies as of June 30, 2008 to 61,000 policies as of June 30, 2009. While there is a direct relationship to the increase in our reserves, we did not state this in our Form 10-Q and we agree that separate disclosure with respect to our losses and loss adjustment expense reserves may add value to this discussion. As such, we propose that, beginning with the filing of our Form 10-Q for the period ending September 30, 2009, we will add a paragraph to this section of Form 10-Q to discuss our losses and loss adjustment expense reserves in the general format that follows and as applicable:

“Our losses and loss adjustment expense reserves (“Reserves”), which are more fully described below under “Critical Accounting Policies and Estimates,” include both case reserves on reported claims and our reserves for incurred but not reported losses. Such Reserves increased from $xx.x million at September 30, 2008 to $xx.x million at September 30, 2009. The increase in our Reserves during 2009 is due primarily to the increase in our policy volume. The greater number of policies resulted in an increase in the amount of reported losses, which in turn caused us to strengthen our Reserves. We believe such increases have been driven by the increase in our policy volume as we have not experienced any event such as a catastrophic storm or any other unusual or significant event that would cause an unusual increase in our losses and loss adjustment expenses or otherwise cause us to increase our Reserves.”

We look forward to your response to our proposed changes to be reflected in our future filings with the Securities and Exchange Commission as outlined above. Further, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at 727-213-3650 should you have questions or need additional information.

Sincerely,

HOMEOWNERS CHOICE, INC.

/s/ Richard R. Allen
Richard R. Allen
Chief Financial Officer